January 16, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Scientist Home Future Health Limited

Registration Statement on Form S-1

Filed November 25, 2024

File No. 333-283430

To the men and women of the SEC:

On behalf of Scientist Home Future Health Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 20, 2024 addressed to Mr. Chan Siu Hung, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on November 25, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1 filed November 25, 2024

Prospectus Summary, page 1

1. We refer to your disclosure that you sell health supplements and topical creams to address “health challenges” and “long-term wellness” for a diverse customer base. Please revise this section to expand your description of your business. By way of example only, please provide greater detail relating to the types of health supplements and topical creams that you sell, the types of health challenges and concerns that your products aim to address, and your customer base in Hong Kong. We refer to your disclosure on page 15.

Company Response:

We have amended page 15 accordingly.

2. We note that your organizational structure includes two subsidiaries, Scientist Home Future Health Holding Limited, a company domesticated in the Marshall Islands, and Scientist Home Future Health Limited, a company domesticated in Hong Kong. Please revise to disclose when each of your subsidiaries were incorporated and its business purpose. We also refer to your disclosure on pages 15 and 22 that you source 2. your products from a related party, Scientist Home Limited, which is a Hong Kong company that was founded by your Chief Executive Officer in 2008. Please expand your disclosure to provide more detail relating to your relationship with Scientist Home Limited.

Company Response:

We have revised page 15 and 22 accordingly.

3. We note that the name of your wholly owned subsidiary that is domesticated in Hong Kong is also Scientist Home Future Health Limited. Please revise to clearly disclose how you will refer to your subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiary or entity is conducting the business operations. We refer to your disclosure on page F-7.

Company Response:

We have amended to refer to the Hong Kong subsidiary as Scientist Home HK throughout.

Risks Relating to Our Company and Our Industry

US GAAP Expertise, page 4

4. Based on your disclosures on page 22, it is not clear that your CEO has US GAAP experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your CEO does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk factor that appropriately addresses the potential implications of this limited knowledge.

Company Response:

We have added a risk factor to page 6.

Risk Factors

U.S. investors may have difficulty enforcing judgments against our Company and Officers., page 6

5. We note your statement on page 6 that all of your directors and officers are nationals or residents of jurisdictions other than the United States. Please revise here and elsewhere as appropriate to state the residency of your officers and directors.

Company Response:

We have revised the risk factor on page 6 accordingly.

The JOBS ACT will allow the Company..., page 7

6. You disclose that the Company has elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b)(1) of the JOBS Act. You erroneously state that "Among other things, this means that the Company's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of the Company's internal control over financial reporting..." Please revise to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Company Response:

We have amended page 7 accordingly.

Our securities lack a pre-existing market, and the emergence of an active trading market is uncertain, potentially causing our common..., page 8

7. We note your plan to seek quotation on the OTC Pink Markets. We also note your risk factor that "[t]he development of an active trading market for our common stock, if it occurs, and its liquidity are unpredictable." Please revise your risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors in the absence of a trading market.

Company Response:

We have revised the risk factor on page 8 accordingly.

Results of Operations from July 3, 2024 (Inception) to September 30, 2024, page 13

8. Please provide a discussion for your cost of revenues. Address any specific terms of the exclusive distributor agreement with Scientist Home Limited that impact your cost of revenues.

Company Response:

We have revised page 13 accordingly.

Emerging Trends in Precision Nutrition, page 14

9. We refer to your disclosure that precision nutrition seeks to optimize health through “molecular profiling” at the individual level due to the interactions between “genetic backgrounds, physiology, microbiomes, underlying health conditions, behaviors, social influences, and environmental exposures…” Please expand your disclosure to discuss whether the precision nutrition approach requires the expertise of medical professionals or certain devices or technologies to provide such “targeted nutritional recommendations.” We also note your disclosure on page 15 that you intend to offer “personalized customer experiences” and “tailored product recommendations based on individual health conditions.” Please discuss, where appropriate, whether you plan to utilize medical practitioners to provide tailored product recommendations to your customers. Please also balance your disclosure to clarify that Mr. Chan, your CEO, is currently the only customer service representative that provides product recommendations to customers online.

Company Response:

The Form S-1 has been updated accordingly throughout.

Industry Overview, page 14

10. We note your disclosure that the global health and wellness market reached approximately $3.78 trillion in 2023, which is projected to grow at a CAGR of 4.1% and potentially reach $5.45 trillion by 2032. You also disclose that the global dietary supplements market is valued at $191.1 billion in 2020 and is projected to reach $307.8 billion by 2028, and that the global nutraceutical market may reach up to $599 billion by 2030. However, we note your products are primarily focused on supporting bone and joint health, with one topical product formulated to provide relief from hemorrhoids and varicose veins. Given your disclosure that you primarily operate in Hong Kong with plans to expand your operations in Southeast Asia, please revise to disclose the estimated market for the supplement and topical products for bone, joint, and muscle health, hemorrhoids and varicose veins in Southeast Asia.

Company Response:

The Form S-1 has been updated accordingly throughout.

Neutraceutical Supplements, page 14

11. Please expand your disclosure to discuss the material differences between “nutraceutical” supplements and other types of supplements.

Company Response:

 We have revised page 14 accordingly.

Business Model and Operations, page 15

12. We note your disclosure that "[a]ll product quality control and testing is conducted by [y]our sole supplier." You also state that you source your products from a related party, Scientist Home Limited, which operates as the exclusive distributor for your proprietary products. Please revise your disclosure throughout the registration statement to clearly state, if true, that your sole supplier, who also conducts your quality control and testing, is Scientist Home Limited. Please revise your risk factor to disclosure the risk of relying on a sole supplier. Additionally, to the extent that you are dependent on Scientist Home Limited or any other suppliers, please identify such suppliers, disclose the material terms of your agreements with such suppliers and distributors, and file these agreements as exhibits to your registration statement or explain to us why you believe you are not required to do so. See Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.

Company Response:

The Form S-1 has been updated accordingly throughout and we have included the Non-Exclusive Distributor Agreement as Exhibit 10.1.

13. We note your disclosure that your sessions with customers "incorporate real case studies, discussing diagnoses and showcasing the transformative results achieved with [y]our product." Please revise your disclosure to clarify whether these studies and diagnoses were conducted and reviewed by licensed medical professionals.

Company Response:

The Form S-1 has been updated accordingly throughout.

Current Business Operations, page 15

14. We note your disclosure that you specialize in retail trading of health supplements and topical creams. You also state on page 15 that you intend to facilitate sales through a secure online platform “in addition to direct transactions at [y]our office location” in the future. Please expand your disclosure here and where appropriate to describe your retail trading, including your customer base and whether you are currently selling your products at your office location and online. In your revised disclosure, please also provide additional detail relating to your future online platform and how it would differ from your current online platform, if applicable. We refer to your disclosure on page 15 that Mr. Chan serves as the customer service representative via live chat on the online platform.

Company Response:

The Form S-1 has been updated accordingly throughout.

15. We refer to your statement that you offer “specialized formulations that blend the wisdom of traditional medicine and modern science with the power of natural ingredients.” Please provide greater detail relating to your specialized formulations, the differences between traditional medicine and modern science, and the types of natural ingredients incorporated in your formulations.

Company Response:

The Form S-1 has been updated accordingly throughout.

16. We note your statements on page 15 that your Scientist Home vein cream and calcification cream provide “effective relief” and “effectively manages discomfort and pain,” respectively. Determinations of safety and efficacy are within the sole authority of the FDA; please remove all references and/or implications of safety and efficacy or substantiate your claims.

Company Response:

The Form S-1 has been updated accordingly throughout.

17. Please revise to provide the basis for your claims that many of your products generally promote bone, joint and muscle health. For example, please explain in greater detail how your topical spermaceti cream support cell membranes and enhance synovial function and how the ingredients in your calcification cream alleviate discomfort and stiffness.

Company Response:

The Form S-1 has been updated accordingly throughout.

18. In light of the range of supplements and topical creams sold, please revise your disclosure, where appropriate, to provide a breakdown of your top products by revenue.

Company Response:

The Form S-1 has been updated accordingly throughout.

Our Strategies, page 15

19. You state that your products comply with “microbiological guidelines for food” to ensure they are safe for consumption. Please specify which products comply with such guidelines and revise to expand your disclosure relating to these microbiological guidelines and the relevant regulatory authorities.

Company Response:

The Form S-1 has been updated accordingly throughout.

20. We note your disclosure that you are committed to cultivating mutually beneficial relationships with your partners and envision your partners enjoying the advantages of larger orders as your business expands. Please revise to disclose your current partners, if any, and expand your disclosure to describe what types of parties you intend to seek as partners in the future.

Company Response:

The Form S-1 has been updated accordingly throughout.

Future Plans, page 16

21. We note your disclosure relating to your plans to establish physical health centers in Hong Kong and Singapore, which will provide customers the opportunity to purchase products directly and experience free trials of your products. You also reference access to medical report analysis and consultations online. Please expand your disclosure here and in your prospectus summary to discuss your physical health centers in greater detail and clarify whether your physical health centers will provide medical examinations and consultations for your customers.

Company Response:

We have revised page 16 accordingly.

22. We note your disclosure that your strategic vision includes “broadening your product line” and exploring new markets within the 12 months following this offering. Please expand your disclosure to discuss the types of products you intend to add to your product line and specify the jurisdictions in which you are planning to explore and the expected timeline. We refer to your disclosure on page 15 that you intend to operate in Singapore, Malaysia and Macau in the future. Please also revise your Use of Proceeds section to reflect your plans to broaden your product line within the 12 months following this offering accordingly.

Company Response:

The Form S-1 has been updated throughout. However, the "Use of Proceeds" section remains unchanged because we do not expect to incur additional costs to expand our product line. This is due to our reliance on a third-party supplier, who we anticipate will create additional products at no cost which we may resell.

Government Regulations, page 16

23. Please revise to elaborate further on applicable government and industry regulations in the United States and Hong Kong as it relates to your products. By way of example only, we refer to your statement that your topical creams comply with FDA regulations concerning mercury compounds. Please identify the topical creams that include mercury compounds, where appropriate, and briefly discuss the FDA’s regulations concerning mercury compounds in cosmetics.

Company Response:

We have revised page 16 accordingly.

Directors and Executive Officers and Corporate Governance, page 22

24. We note that Mr. Chan is currently serving as Chief Executive Officer at Scientist Home Limited. Please revise to clarify whether he is serving full-time in that role, in addition to his role as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the company. To the extent that he is splitting his time between such roles at each company, please update your risk factor disclosure to address his allocation of time between the companies and any conflicts of interest.

Company Response:

We have revised page 22 and a risk factor on page 5 accordingly.

Financial Statements for the Period Ended September 30, 2024

Note 1. Organization and Business Background, page F-7

25. We note that Scientist Home Future Health Limited (the registrant), was incorporated on July 3, 2024 and on September 26, 2024 acquired 100% of the equity interests of Scientist Home Future Health Holding Limited (Holdings) from your Chief Executive Officer, Mr. Chan Siu Hung (CEO). In addition, we further note that on September 26, 2024, Holdings acquired 100% of the equity interests of Scientist Home HK from your CEO. Based on the apparent common ownership of the registrant and these acquired entities, please expand your disclosures to clarify that these transactions have been accounted for as entities under common control and provide all the disclosures required by ASC 805-50-50. In addition, address the following comments:

• Expand your disclosures to clarify, if true, that the net assets acquired were recorded at historical costs and that these transactions have been shown as if they had occurred at the beginning of the period presented (July 3, 2024, in your case). Refer to ASC 805-50-45.

• To the extent that Holdings or Scientist Home HK had operations prior to their acquisition by the registrant, please provide you assessment as to whether these entities were the registrant's predecessors. Please note that the definition of "predecessor" in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally required where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed.

• Financial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be ‘as of’ all dates and ‘for’ all periods required by S-X Article 8. Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented.

Company Response:

We have revised accordingly.

As a result of this common ownership and in accordance with the FASB Accounting Standards Codification Section 805 “Business Combination”, the transaction is being treated as a combination between entities under common control. The recognized assets, liabilities, revenues and expenses were transferred at their carrying amounts at the date of the transaction. The equity accounts of the combining entities are combined. Further, the companies will be combined as if the transaction had occurred at the beginning of the period, i.e. July 3, 2024.

[predecessors]

According to Section 1170.01 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) “For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired.”

The registrant succeeds to all of the business of both Holdings or Scientist Home HK, and the registrant has no operation before the succession. Hence, we designate both Holdings or Scientist Home HK were the registrant's predecessors.

Since both Holdings or Scientist Home HK were incorporated on July 8, 2024, which is later than the incorporation date of the registrant, the financial information for the registrant and its predecessor since inception are included and audited.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

26. You disclose on page 15 that you (i) source your products from a related party, specifically Scientist Home Limited, in which your CEO is the sole shareholder and director, and (ii) operate as the exclusive distributor for their proprietary products. With reference to the material terms of the exclusive distributor agreement, please tell us and expand your disclosures to address the following:

• Explain the pricing terms for the inventory acquired from Scientist Home Limited. Clarify whether you have any right of return of the inventory presented in your financial statements.

• Provide a principal versus agent assessment to address whether the Company controls the inventory before it is transferred to the end consumer. Specifically address how you determined, in light of the common ownership the Company and Scientific Home Limited, you obtained control of the inventory. Refer to ASC 606-10-25-25 and ASC 606-10-55-37A. Please ensure your response also includes your analysis of the indicators in ASC 606-10-55-39.

Company Response:

Generally, the Company follows the recommended retail price set by the supplier. However, the Company has discretion in setting the price of products.

Pursuant to the non-exclusive distributor agreement, the Company has the right of return of the defective inventory within thirty days upon the receipt of products. Since the inventory presented in the financial statements are over thirty days of receipt, the Company cannot return the products to Scientist Home Limited.

Principal vs Agent assessment

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) for non-exclusive distributor agreement. The Company considers whether it controls the products before it is transferred to the customer

With reference to ASC 606-10-25-25, control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by selling or exchanging the asset and holding the asset.

With reference to ASC 606-10-55-37A, when another party is involved in providing goods or services to a customer, an entity that is a principal obtains control when a good or another asset from the other party that it then transfers to the customer.

Despite the common ownership the Company and Scientific Home Limited, the Company concludes that it controls the specified goods before they are transferred because it has entered into a non-exclusive distribution agreement that permits the Company to sell the products to its customers. The products purchased from the supplier are delivered and stored in the Company office. The Company has inventory risk before the goods is transferred to its customers. As part of this assessment, the Company also considers the three indicators of control in the standard and makes the following determinations that support its overall control evaluation:

*	The Company is responsible for fulfilling the promise to the customer, and the Company takes responsibility for the acceptability of the products.
*	The Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.
*	The Company has discretion to establish prices.

Hence, the Company concludes that it is a principal for the products sold.

27. Expand your accounting policy to address the facts and circumstances that result in the recognition of deferred revenues.

Company Response:

We have revised the accounting policy accordingly.

Related Party Transactions, page F-9

28. We note your disclosure that the Company purchases the trading goods and courier services from Related party B, amounting to $37,439 for the period ended September 30, 2024. In light of this disclosure, please explain why you have $12,950 due from Related party B. Address the nature of the transaction that gave rise to this payable and the appropriateness of including this transaction within the financing activities of your statement of cash flows. Also address whether you have an amount due to Related party B as of September 30, 2024 for the goods and services received during the period.

Company Response:

There is amount of $22,951, which is overpayment to Related party B for future purchases of the trading goods and courier services. To smooth the purchase cycle and save the frequent bank transactions cost, the amount is kept in Related party B account.

The transactions are classified as operating activities. We have revised the statement of cash flows and management’s discussion and analysis accordingly.

There is amount of $10,000 due to Related party B as of September 30, 2024 for the working capital purpose during the period

General

29. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Company Response:

We have added relevant risk factors to page 6 and 7.

30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

31. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by terms such as synovial function, calcification, proteinase, proteolytic enzymes, spermaceti, and hydrolysate.

Company Response:

We have added a ‘Definitions’ section to page 1 in order to clarify scientific or technical terms.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 16, 2025

/s/ Chan Siu Hung

Chan Siu Hung

Chief Executive Officer